EX 99.28(d)(54)(vi)

Amendment to Amended and Restated Investment Sub-Advisory Agreement

Between Jackson National Asset Management, LLC and PPM America, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and PPM America, Inc., a Delaware corporation and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 25th day of April, 2016, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A of the Agreement.

Whereas, the Parties agree to amend the Agreement to update certain language regarding class action claims to align with current administrative practice.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	The fifth paragraph of Section 3. Management, to the Agreement is hereby deleted and replaced in its entirety with the following:

“The Fund and the Adviser have arranged for the identification and processing of class action claims on behalf of Fund by its custodian or other designated agent, as applicable, during the period of time that the Sub-Adviser acts as an investment adviser for each Fund. Accordingly, such persons have responsibility for handling such claims, and the Sub-Adviser has no obligation with respect to handling or filing any class action claims on behalf of the Fund, except as may be otherwise specifically requested and agreed from time to time.  However, without altering the responsibility for handling such claims, the Sub-Adviser shall reasonably cooperate and consult with the Fund, the Adviser, the custodian or any appointed agent, with respect to such claims.”

2)	The sixth and seventh paragraphs of Section 3. Management, to the Agreement (as outlined below to ensure exactness) are hereby deleted:

Solely with respect to the JNL/PPM America Floating Rate Income Fund, the Adviser and Sub-Adviser have determined that, with the cooperation and assistance of the Adviser’s investment accounting department or service providers to the JNL/PPM America Floating Rate Income Fund, Sub-Adviser commencing November 22, 2011 or, to the extent practicable, such earlier time as requested by the Adviser, will arrange for the filing and monitoring of class action claims on behalf of the JNL/PPM America Floating Rate Income Fund, either directly or through a service provider (determined by the Sub-Adviser for those of its clients generally with which the Sub-Adviser has agreed to make such arrangements) (currently ISS/Securities Class Action Services LLC) (the “Class Action Service Provider”). In addition, the Adviser will obtain from the Class Action Service Provider, directly or through Sub-Adviser, summary information normally provided by the Class Action Service Provider with respect to claims generally and claims on behalf of JNL/PPM America Floating Rate Income Fund in order for the Adviser to review and monitor the same and compare them to the JNL/PPM America Floating Rate Income Fund’s securities holdings. Procedures with respect to class action claims filings have been prepared by Sub-Adviser and provided to the Adviser and will be updated from time to time by Sub-Adviser (any such updates also will be provided to the Adviser promptly). Sub-Adviser shall provide reasonable notice to the Adviser if Sub-Adviser proposes replacing the Class Action Service Provider in order to enable the Adviser to accept such determination or take action to otherwise provide for the filing and monitoring of class action claims on behalf of the JNL/PPM America Floating Rate Income Fund. Sub-Adviser hereby agrees to pay the fees for Class Action Service Provider. Upon the prior written consent of the Adviser, Sub-Adviser may hire at the Adviser’s or the JNL/PPM America Floating Rate Income Fund’s expense any other agents (including attorneys) Sub-Adviser deems appropriate in connection with and in order to provide services related to the filing and monitoring of class action claims on behalf of the JNL/PPM America Floating Rate Income Fund.

Except as may be explicitly provided by applicable law, and except to the extent the Sub-Adviser receives any applicable recovery from the Class Action Service Provider, Sub-Adviser shall not incur any liability to the Adviser, the Trust or the JNL/PPM America Floating Rate Income Fund by reason of any exercise of, or failure to exercise, any such discretion in connection with such class action claims services, and shall not incur any liability for any failure arising from an act or omission of a person other than Sub-Adviser.”

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of August 31, 2018.

Jackson National Asset Management, LLC		PPM America, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Anthony Balestrieri
Name:	Mark D. Nerud	Name:	Anthony Balestrieri
Title:	President and CEO	Title:	Chief Investment Officer – Total Return

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